FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

                            Contact: Dan Suesskind
                                            Chief Financial Officer
                                            Teva Pharmaceutical Industries Ltd.
                                            (011) 972-2-589-2840
                                            George Barrett
                                            President and CEO
                                            Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                            Dorit Meltzer
                                            Director, Investor Relations
                                            Teva Pharmaceutical Industries Ltd.
                                            (011) 972-3-926-7554

TEVA ANNOUNCES RECORD GLOBAL IN-MARKET COPAXONE® SALES OF $291 MILLION IN THE SECOND QUARTER, AN INCREASE OF 29%

SALES IN THE LAST 12 MONTHS CROSSED THE 1 BILLION DOLLAR MARK

Jerusalem, Israel, July 19, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today, in conjunction with the release of the Sanofi-Aventis group's financial results, that global in-market sales of Copaxone® reached record $291 million in the second quarter of 2005, an increase of 29% over the comparable quarter of 2004.

U.S. sales in the second quarter 2005 increased 29% over the second quarter 2004 to $193 million. According to IMS, Copaxone® continued to hold its position as the market leader in both total and new prescriptions, reaching a TRx share of 32.7% in June 2005. Furthermore, based on IMS weekly prescription data, Copaxone® continued to be the leader in the last 10 and 19 weeks for TRx and NRx, respectively.

For the second quarter 2005, sales outside the U.S., mainly in Europe, increased by 28% over the comparable quarter of 2004, to $97 million.

Israel Makov, President and CEO of Teva commented: "We are very pleased by the excellent growth displayed by Copaxone in the second quarter. These record sales are a reflection of Copaxone's unmatched long term efficacy and its unique ability to address both the inflammatory and neurodegenerative aspects of MS. These attributes are no doubt the major driver in Copaxone®'s continuous global growth and leadership in the US."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
            Name: Dan Suesskind
            Title: Chief Financial Officer

Date: July 19, 2005